UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 16, 2021

FINTECH ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Delaware	001-39760	84-4794021
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2929 Arch Street, Suite 1703 Philadelphia, PA	19104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 701-9555

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FTCVU	NASDAQ Capital Market
Class A common stock, par value $0.0001 per share	FTCV	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FTCVW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On March 16, 2021, Fintech Acquisition Corp. V, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”), Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of eToro (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of eToro (the “Business Combination”). At the closing of the Business Combination and the effective time of the Merger (the “Effective Time”), the stockholders of the Company will receive certain of the common shares, no par value, of eToro (“eToro Common Shares”), and eToro will list as a publicly traded company on Nasdaq and will continue to conduct the social trading platform business conducted by eToro prior to the Business Combination.

The Merger Agreement

The Business Combination contemplates an implied enterprise valuation of eToro of approximately $9.6 billion at the time of the signing of the Merger Agreement. Except with respect to the Price Adjustment Rights (as defined below), no purchase price adjustments will be made in connection with the closing of the transactions contemplated by the Merger Agreement. Assuming no shares of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Stock”) are redeemed by the Company’s public stockholders as described below under “Redemption Offer,” immediately following the Effective Time, the Company’s public stockholders will own approximately 2.4% of the eToro Common Shares; the Company’s sponsors—FinTech Investor Holdings V, LLC and FinTech Masala Advisors V, LLC (together, “Sponsor”)—will own approximately 0.8% of the eToro Common Shares; the shareholders of eToro as of immediately prior to the Business Combination (the “Legacy eToro Shareholders”) will own approximately 91% of the eToro Common Shares; and the PIPE Investors (as defined below) will own approximately 6.2% of the eToro Common Shares. The pro forma ownership percentages described in the foregoing sentence exclude the Company’s public warrants and the eToro Common Shares underlying the Price Adjustment Rights. As further described under “Sponsor Surrender and Restriction Agreement” and “Lock-Up Agreement” below, all of the eToro Common Shares to be issued to Sponsor in the Business Combination will be subject to contractual restrictions on transfer and only released upon the occurrence of certain time-based, stock-price performance or other events.

Immediately prior to the Effective Time, subject to the receipt of applicable approvals of eToro shareholders, (i) each outstanding preferred share of eToro (“eToro Preferred Shares”) will be converted into eToro Common Shares in accordance with, and based on the applicable conversion ratio set forth in, the memorandum and articles of association of eToro (the “Conversion”), (ii) immediately following the Conversion, all outstanding eToro Common Shares, and all eToro Common Shares underlying vested options to acquire eToro Common Shares (“Vested Options”), will be reclassified into (together, the “Reclassification”) (x) eToro Common Shares and (y) certain rights to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro Common Shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the Closing Date (as defined below), the stock price of the eToro Common Shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the Closing Date, the stock price of the eToro Common Shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in all of eToro’s shareholders having the right to exchange their eToro Common Shares for cash, securities or other property (the “Price Adjustment Rights”), and (iii) immediately following the Reclassification, eToro will effect a stock split of each then-outstanding eToro Common Share and each eToro Common Share underlying any outstanding options to acquire eToro Common Shares, whether vested or unvested (“eToro Options”), into such number of eToro Common Shares determined by multiplying such eToro Common Shares by a “Split Factor” that is equal to the result of (A) $9,301,000,000 divided by (B) the total number of issued and outstanding eToro Common Shares, plus the total number of eToro Common Shares underlying any outstanding eToro options to acquire eToro Common Shares, with the result of such calculation divided by (C) $10.00, all as further described in and as calculated in accordance with the Merger Agreement (the “Stock Split” and, together with the Conversion and the Reclassification, the “Capital Restructuring”). As part of the Business Combination and on the terms and subject to the conditions set forth in the Merger Agreement, eToro may in its discretion elect to commence a self-tender offer (“Self-Tender Offer”) to purchase up to $300,000,000 in eToro Common Shares from the Legacy eToro Shareholders, such purchase in such Self-Tender Offer to be consummated, if elected, immediately prior to the closing of the Business Combination.

At the Effective Time, (i) each share of Company Class A Stock issued and outstanding immediately prior to the Effective Time (after giving effect to any redemptions by the Company’s public stockholders), by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, will be converted into and will for all purposes represent only the right to receive one eToro Common Share (the “Per Share Merger Consideration”), (ii) after giving effect to the Sponsor Forfeiture (as defined below), each share of Class B common stock, par value $0.0001 per share, of the Company (“Company Class B Stock”) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Agreement, will be converted into and will for all purposes represent only the right to receive the Per Share Merger Consideration (the aggregate number of eToro Common Shares into which shares of Company Class A Stock and Company Class B Stock are converted into pursuant to the Merger Agreement, the “Merger Consideration”) and (iii) all of the shares of Company Class A Stock and Company Class B Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will cease to exist, and each holder of any shares of Company Class A Stock or Company Class B Stock will thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such shares of Company Class A Stock and Company Class B Stock have been converted. The Merger Consideration does not include any, or any rights to receive any consideration in respect of, the Price Adjustment Rights.

After giving effect to the Sponsor Forfeiture, the Company’s outstanding warrants to purchase one share of Company Class A Stock shall be converted into the right to receive an equal number of warrants to purchase one eToro Common Share (“eToro Warrants”).

Representations, Warranties and Covenants

Each of eToro, the Company and Merger Sub has made representations, warranties and covenants in the Merger Agreement that are customary for transactions of this nature. The representations and warranties of the Company, Merger Sub and eToro will not survive the closing of the Business Combination.

Incentive Equity Plan

The Merger Agreement provides that in connection with the consummation of the Business Combination, eToro will adopt a 2021 Share Incentive Plan (the “Plan”), pursuant to which service providers will be provided incentive equity opportunities in support of eToro’s business following the closing of the Business Combination. The number of eToro Common Shares to be reserved for issuance under the Plan will be equal to (i) 3% of the total outstanding number of eToro Common Share as of immediately after the consummation of the Business Combination, calculated on a fully-diluted basis including all equity awards, warrants and other convertible securities outstanding as of such time, and the aggregate maximum number of eToro Common Shares underlying outstanding Price Adjustment Rights, plus (ii) an annual increase equal to the lesser of 3% of the aggregate number of eToro Common Shares outstanding and the number of eToro Common Shares determined for such purpose by the board of directors of eToro.

Conditions to Consummation of the Business Combination

Consummation of the transactions contemplated by the Merger Agreement is subject to customary mutual conditions of the respective parties, namely that (i) the Business Combination be approved by the Company’s stockholders and eToro’s shareholders; (ii) the Company has at least $5,000,001 of net tangible assets following the Stockholder Redemption (as defined below); (iii) there will not be in effect any injunction or other order of any governmental entity of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the Transactions (as defined in the Merger Agreement); (iv) the registration statement on Form F-4 that eToro intends to file will have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and will not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to such registration statement; and (v) the eToro Common Shares and eToro Warrants will be approved for listing on Nasdaq upon Closing. In addition, (a) eToro’s obligation to consummate the transactions contemplated by the Merger Agreement is subject to customary conditions precedent, including that the result of (A) aggregate amount of cash contained in the Company’s trust account immediately prior to the consummation of the Business Combination, plus (B) the proceeds of the PIPE Investment (as defined below), less (C) the aggregate amount required to be used to redeem shares of Company Class A Stock from Company public stockholders that submit valid Stockholder Redemption requests, less (D) the aggregate amount, if any, owed to certain affiliates of Sponsor in respect of working capital loans outstanding at the Effective Time, if any, less (E) the amount of cash (not to exceed $300,000,000) to be used to consummate the Self-Tender Offer, plus (F) the Sponsor Commitment (as defined below) (“Available Cash”), equals or exceeds $125,000,000, and that eToro shall have received from the Israeli tax authorities a ruling in respect of the Price Adjustment Rights, and (b) the Company’s obligation to consummate the transactions contemplated by the Merger Agreement is subject to customary conditions precedent, including that Available Cash equals or exceeds $100,000,000.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Business Combination (i) by mutual written consent of the Company and eToro; (ii) by either the Company or eToro if the closing of the transactions contemplated in the Merger Agreement has not occurred by December 31, 2021 (the “Outside Date”), except that the right to so terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement; (iii) by either the Company or eToro if a governmental entity has issued any non-appealable order, or any applicable legal requirement is in effect, prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement, including the Business Combination; (iv) by eToro if the Company has breached any of its representations, warranties, covenants or agreements in any material respect and has not cured such breach within the time periods provided for in the Merger Agreement (subject to a 30-day cure period if curable before the Outside Date); (v) by the Company if eToro has breached any of its representations, warranties, covenants or agreements in any material respect and has not cured such breach within the time periods provided for in the Merger Agreement (subject to a 30-day cure period if curable before the Outside Date); (vi) by eToro, if, at the meeting of the Company’s stockholders held to approve the Business Combination (including any adjournments thereof), the Merger Agreement, the Business Combination and the other transaction proposals contemplated by the Merger Agreement are not duly adopted by the Company’s stockholders by the requisite vote under applicable legal requirements and the Company’s organizational documents; (vii) by the Company, if, within five (5) business days after the date on which the definitive proxy statement/prospectus in connection with the Business Combination is mailed to the Company stockholders, the Merger Agreement, the Business Combination, and the other transaction proposals contemplated by the Merger Agreement are not duly adopted by eToro’s shareholders by the requisite vote under applicable legal requirements and eToro’s organizational documents at the meeting of eToro’s shareholders held to approve the Business Combination (including any adjournments thereof); (viii) by eToro in order to enter into a definitive agreement with respect to a superior proposal subject to certain terms and conditions and the payment of a $100,000,000 termination fee (“Termination Fee”); (ix) by the Company if the board of directors of eToro or any committee thereof changes its recommendation with respect to the Business Combination, whether or not permitted by the Merger Agreement, upon which event the Termination Fee will be due and payable; (x) by eToro, if the board of directors of the Company changes its recommendation with respect to the Business Combination, whether or not permitted by the Merger Agreement; and (xi) by the Company, if eToro has not delivered to the Company an audit opinion by a “big four” accounting firm with respect to certain required financial statements by July 15, 2021.

The Merger Agreement has been approved by the Company’s board of directors, and the board has recommended that the Company’s stockholders adopt the Merger Agreement and approve the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Redemption Offer

Pursuant to the Company’s amended and restated certificate of incorporation and in accordance with the terms of the Merger Agreement, the Company will be providing its public stockholders with the opportunity to redeem, upon the Effective Time, their respective shares of Company Class A Stock outstanding prior to the consummation of the Business Combination for a per-share price, payable in cash, equal to the aggregate amount on deposit as of two business days prior to the date of consummation of the Business Combination (the “Closing Date”) in the trust account that holds the proceeds of the Company’s initial public offering, including any interest earned on the funds held in such trust account and not previously released to the Company to pay its taxes, divided by the number of outstanding public shares of Company Class A Stock outstanding prior to the consummation of the Business Combination (the “Stockholder Redemption”).

Sponsor Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, in support of the Business Combination, Sponsor and Cohen Sponsor Interests V, LLC a Delaware limited liability company (together, the “Sponsor Group”), entered into and delivered to eToro a letter agreement (the “Sponsor Commitment Letter”) by which (i) the Sponsor Group and eToro acknowledge that the Sponsor Group may, directly or through affiliates, make open market purchases of Company Class A Stock prior to the Effective Time in an amount of up to $27,500,000, and (ii) the Sponsor Group will, directly or through affiliates, and contingent upon the satisfaction of the conditions precedent to the Business Combination set forth in the Merger Agreement, purchase, or cause the purchase of, eToro Common Shares at $10.00 per share and at an aggregate cash purchase price equal to the amount paid, or required to be paid, by the Company to redeem any Company Class A Stock in the Stockholder Redemption in excess of 1,250,000 shares of Company Class A Stock, with such purchases to occur at the time of the closing of the Business Combination (after the Capital Restructuring) (the “Sponsor Commitment”); provided that the amount paid by the Sponsor Group to acquire eToro Common Shares under the transaction described in clause (ii) shall be reduced by the aggregate amount of documented open market purchases of Company Class A Stock prior to the Effective Time effected by Sponsor Group directly or through affiliates.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, in support of the Business Combination, Sponsor (each, a “Voting Party” and together, the “Voting Parties”) entered into a Voting Agreement with eToro (the “FTV Voting Agreement”), pursuant to which each Voting Party agreed to (i) (whether at a special meeting of the Company’s stockholders or by action by written consent), among other things, vote all of their shares of Company Class A Stock and Company Class B Stock beneficially owned or held by such Voting Party (together, the “Voting Shares”) in favor of the Merger Agreement, the Merger and related transactions, and (ii) vote against any action or proposal (a) concerning any other business combination involving the Company (other than by eToro or its affiliates), (b) that could reasonably be expected to result in a breach of any covenant or obligation of the Company in the Merger Agreement or in any representation or warranty of the Company set forth therein becoming inaccurate, and (c) that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of the Company’s shares. In addition, the FTV Voting Agreement requires each Voting Party to refrain from taking actions that would adversely affect such Voting Party’s ability to perform its obligations under such agreement, and provided a proxy to certain officers of the Company to vote such Voting Party’s Voting Shares (or act by written consent in respect of such shares) accordingly. This FTV Voting Agreement also requires the Voting Parties to (i) take such actions as are necessary to terminate that certain Registration Rights Agreement dated as of December 3, 2020, by and among the Company and the Voting Parties, (ii) waive any dissenters’ or appraisal rights, (iii) not participate in any claim against the Company relating in any manner to the Merger Agreement or the Merger, and (iv) refrain from exercising any redemption rights in respect of the Voting Shares or making any public statements with the intent to encourage any Company stockholder to exercise any such rights. In addition, each of the Voting Parties agreed not to transfer, directly or indirectly, any of their Voting Shares until the earlier of the Effective Time and the date on which the Merger Agreement is terminated in accordance with its terms, subject to certain exceptions described in the FTV Voting Agreement.

Concurrently with the execution and delivery of the Merger Agreement, certain directors and officers and all 5% shareholders of eToro (each, an “eToro Voting Party” and together, the “eToro Voting Parties”) entered into a voting agreement with the Company (the “eToro Voting Agreement”). Under the eToro Voting Agreement, each eToro Voting Party agreed to (i) (whether at a special meeting of eToro’s shareholders or by action by written consent), among other things, vote all of their shares of eToro capital stock beneficially owned or held by such eToro Voting Party (as applicable, and together, the “eToro Voting Shares”) in favor of the Merger Agreement, the Merger and related transactions (including the Capital Restructuring and the Self-Tender Offer), and (ii) vote against any action or proposal (a) concerning any other business combination involving eToro (other than by the Company or its affiliates), (b) that could reasonably be expected to result in a breach of any covenant or obligation of eToro in the Merger Agreement or in any representation or warranty of eToro set forth therein becoming inaccurate, and (c) that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of eToro’s conditions under the Merger Agreement or change in any manner the voting rights of any class of eToro’s shares. In addition, the eToro Voting Agreement requires each eToro Voting Party to refrain from taking actions that would adversely affect such eToro Voting Party’s ability to perform its obligations under such agreement, and provided a proxy to certain officers of eToro to vote such eToro Voting Party’s eToro Voting Shares (or act by written consent in respect of such shares) accordingly. The eToro Voting Agreement also requires the eToro Voting Parties to (i) waive any dissenters’ or appraisal rights, (ii) not participate in any claim against eToro relating in any manner to the Merger Agreement, the Merger, the Capital Restructuring or Self-Tender Offer and (iii) refrain from exercising any registration or other rights in respect of the eToro Voting Shares. In addition, each of the eToro Voting Parties agreed not to transfer, directly or indirectly, any of their eToro Voting Shares until the earlier of the Effective Time and the date on which the Merger Agreement is terminated in accordance with its terms, subject to certain exceptions described in the eToro Voting Agreement.

Lock-Up Agreement

Concurrently with the execution and delivery of the Merger Agreement, in support of the Business Combination, eToro, certain of the officers and directors of eToro (the “eToro Management Holders”), and Sponsor have entered into and delivered a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which (i) the eToro Management Holders have agreed to not transfer any eToro Common Shares held by them (“Management Holders Lock-Up Shares”) until 180 days following the Closing Date, subject to early release if the stock price of the eToro Common Shares exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period (as further described therein, and which may be less than 180 days after the Closing Date), and (ii) Sponsor has agreed to not transfer any eToro Common Shares acquired by it as Merger Consideration (“Sponsor Lock-Up Shares”, and together with the Management Holders Lock-Up Shares, the “Lock-Up Shares”) until the date of the first to occur of one (1) year following the Closing Date, subject to early release if the stock price of the eToro Common Shares exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period (as further described therein, but in any event not prior to the date that is one hundred and eighty (180) days after the Closing Date), in each case subject to certain permitted transfers (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the Lock-Up Agreement). The foregoing restrictions on transfer of the Lock-up Shares will terminate and no longer be applicable on the first to occur of (x) the five (5) year anniversary of the Closing Date, (y) the date on which eToro completes a liquidation, merger, capital stock exchange, or other similar transaction that results in all of eToro’s shareholders having the right to exchange their eToro Common Shares for cash, securities or other property, and (z) the date all of the Lock-Up Shares are no longer subject to the transfer restrictions set forth in the Lock-Up Agreement. On or prior to (A) December 1, 2021, if the Closing Date occurs on or prior to November 30, 2021, (B) the close of the Trading Day on the Closing Date, if the Closing Date occurs during the month of December 2021 and (C) June 30, 2022, if the Closing Date occurs after December 31, 2021, the Sponsor may cause a portion of the Sponsor Lock-Up Shares be released from foregoing restrictions on transfer of the Sponsor’s Lock-up Shares (such portion, the “Early Release Shares”) by delivering to eToro a written notice requesting such release for a legitimate business purpose in connection with the Merger in respect of such release.

The eToro Common Shares held by all other significant eToro stockholders that are not a party to the Lock-Up Agreement will be subject to the same transfer restrictions applicable to the Management Holders Lock-Up Shares pursuant to amendments to existing stockholder agreements to which those stockholders are a party that were executed concurrently with the Merger Agreement and a formal resolution by the eToro board of directors interpreting the terms of eToro’s 2007 employee stock ownership plan.

Sponsor Surrender and Restriction Agreement

Concurrently with the execution and delivery of the Merger Agreement, in support of the Business Combination, Sponsor, the Company, eToro and the other persons party to that certain letter agreement dated December 3, 2020, with the Company (the “Insider Letter”), have entered into and delivered a Sponsor Share Surrender and Share Restriction Agreement (the “Sponsor Surrender and Restriction Agreement”), which provides that (i) the Sponsor will upon the Effective Time, immediately prior to the consummation of the Business Combination, surrender to the Company, for no consideration, (a) 15% of the shares of Company Class B Stock held by Sponsor (such Class B Shares, the “Surrendered Shares”) and (b) 100% of the private placement warrants to purchase an aggregate of 213,333 shares of Company Common Stock held by Sponsor (the “Surrendered Warrants”), and such Surrendered Shares and Surrendered Warrants shall be canceled and no longer outstanding (the “Sponsor Forfeiture”), (ii) if more than 20% of the Company Class A Stock (the “Redemption Floor”) is submitted for redemption pursuant to the Stockholder Redemption, then the Sponsor will upon the Effective Time, immediately prior to the consummation of the Business Combination, surrender to the Company, for no consideration, a number of shares of Company Class B Stock as is equal to one percent (1%) of the number of shares of Company Class B Stock outstanding on the date of signing of the Merger Agreement for every additional one percent (1%) of the number of shares of Company Class A Stock being redeemed in excess of the Redemption Floor, and (iii) 75% of the number of shares of eToro Common Shares held by Sponsor immediately after giving effect to the Business Combination will be subject to transfer restrictions (in addition, and subject, to those provided by the Lock-Up Agreement) based on certain closing share price thresholds of the eToro Common Shares for 20 out of any 30 consecutive trading days, subject to certain permitted transfers (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the Sponsor Surrender and Restriction Agreement) and early release of the Early Release Shares, in each case as described therein.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Effective Time, eToro, the Company, the Sponsor and certain Legacy eToro Shareholders will enter into an Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which eToro will agree to file a shelf registration statement, by no later than (i) ten (10) business days following the Closing Date, if the Closing Date occurs on or before September 30, 2021 or (ii) five (5) business days following the Closing Date, if the Closing date occurs after September 30, 2021, to register the resale of the eToro Common Shares and eToro Warrants held by the Sponsor and the Legacy eToro Shareholders party thereto as of the Closing Date. The Registration Rights Agreement also provides the Sponsor with one (1) demand right to conduct an underwritten offering of the Early Release Shares, subject to certain limitations set forth in the Registration Rights Agreement. From time to time, the Company may admit additional parties to the Registration Rights Agreement and register their securities on a shelf registration statement. In addition, in connection with the execution of the Registration Rights Agreement, the existing registration rights agreement of the Company, dated December 3, 2020 will automatically terminate and be of no further force and effect. The Registration Rights Agreement also provides that eToro will pay certain expenses relating to such registrations and indemnify the securityholders party thereto against certain liabilities.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Merger Agreement, eToro entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), including an affiliate of the Sponsor, pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 65,000,000 shares of eToro Common Shares at a purchase price per share of $10.00, for an aggregate purchase price of $650,000,000 (the “PIPE Investment”).

The PIPE Subscription Agreements provide for certain registration rights. In particular, eToro is required to, as soon as practicable but no later than 30 days following the Closing Date, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, eToro is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof, (ii) the first anniversary of the date of the PIPE Subscription Agreements and (iii) the 5th business day after the date eToro is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. eToro must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (x) the date the PIPE Investors no longer hold any registrable shares, (y) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act and (z) three (3) years from the date of effectiveness of such registration statement.

Exhibits

A copy of the Merger Agreement, the Sponsor Commitment Letter, the form of FTV Voting Agreement, the form of eToro Voting Agreement, the form of Lock-Up Agreement, the Sponsor Surrender and Restriction Agreement, the form of Registration Rights Agreement and the form of the PIPE Subscription Agreements are filed herewith as Exhibit 2.1, Exhibit 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 respectively, and the foregoing descriptions of each of the Merger Agreement, the Sponsor Commitment Letter, the form of FTV Voting Agreement, the form of eToro Voting Agreement, the form of Lock-Up Agreement, the Sponsor Surrender and Restriction Agreement, the form of Registration Rights Agreement and the form of the PIPE Subscription Agreements are qualified in their entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company in making presentations to certain existing and potential stockholders of the Company with respect to the Business Combination.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is a copy of the joint press release issued on March 16, 2021 by the Company and eToro announcing the execution of the Merger Agreement.

Attached hereto as Exhibit 99.3 and incorporated into this Item 7.01 by reference is a copy of the transcript of a pre-recorded investor presentation provided on March 16, 2021 with respect to the Business Combination.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information About the Transactions and Where to Find It

eToro intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to the Company’s stockholders in connection with its solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination. After the registration statement has been filed and declared effective, the Company will mail a definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the transactions contemplated by the Merger Agreement as set forth in the proxy statement/prospectus. eToro or the Company may also file other documents with the SEC regarding the Business Combination.

Participants in Solicitation

eToro and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination under the rules of the SEC. The Company’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and the Company in the Company’s final prospectus filed with the SEC on December 7, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Business Combination (if and when they become available). Free copies of these documents can be obtained at the SEC’s website at www.sec.gov.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the Business Combination, are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of eToro’s and the Company’s management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Business Combination; the inability to complete the PIPE Investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the amount of redemption requests made by the Company’s public stockholders; the effect of the announcement or pendency of the Business Combination on eToro’s business; risks that the Business Combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the Business Combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. Foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-1 (File No. 333-249646), eToro’s registration statement on Form F-4 (when available) and other documents should be carefully considered, if and when filed by eToro or the Company from time to time with SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor the Company presently know or that eToro and the Company currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. eToro and the Company anticipate that subsequent events and developments will cause eToro’s and the Company’s assessments to change. While eToro and the Company may elect to update these forward-looking statements at some point in the future, eToro and the Company specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond eToro’s and the Company’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that eToro or the Company, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in the Company and is not intended to form the basis of an investment decision in the Company. All subsequent written and oral forward-looking statements concerning the Company and eToro, the Business Combination or other matters and attributable to the Company and eToro or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, the Company or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated March 16, 2021, by among FinTech Acquisition Corp. V, eToro Group Ltd and Buttonwood Merger Sub Corp.

10.1	Sponsor Commitment Letter, dated March 16, 2021

10.2	Form of FTV Voting Agreement

10.3	Form of eToro Voting Agreement

10.4	Form of Lock-Up Agreement

10.5	Sponsor Share Surrender and Restriction Agreement, dated March 16, 2021

10.6	Form of Registration Rights Agreement

10.7	Form of PIPE Subscription Agreement

99.1	Investor Presentation, dated March 16, 2021

99.2	Press Release, dated March 16, 2021

99.3	Script for March 16, 2021 Investor Call

*	Schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINTECH ACQUISITION CORP. V

Dated: March 16, 2021	By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	President

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